SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                ABC FUNDING, INC.

                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    00640102
                         ------------------------------
                                 (CUSIP NUMBER)

                                 Vincent McGill
                             Eaton & Van Winkle LLP
                            3 Park Avenue, 16th Floor
                               New York, NY 10016
                                 (212) 561-3604
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 29, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP NO. 000640 10 2

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Amiel David
      ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     5,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        n/a
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            5,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     n/a
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,000,000 shares of common stock, $.001 par value
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      18%*
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14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------
* The total number of shares of Common Stock includes 200,000 shares of Common Stock owned by the Reporting Person, and options held by the Reporting Person which allow for the purchase of 4,800,000 shares of the Issuer's common stock.


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

Item 1. Security and Issuer

This statement results from grants to the Reporting Person of 4,800,000 options for the purchase of the common stock of, ABC Funding, Inc. (the "Issuer"), having its principal executive offices c/o Eaton & Van Winkle LLP, 3 Park Avenue, 16th Floor, New York, NY 10016.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Amiel David (the "Reporting Person").

      (b) The business address of the Reporting Person is Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

      (c) The Reporting Person's principal business is consulting in the oil and gas industry.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds

On May 26, 2006 the Reporting Person acquired 200,000 shares of the common stock of the Issuer by a grant from the Issuer.

On October 26, 2007, the Reporting Person was granted options to purchase up to 500,000 shares of Common Stock by the Company's Board of Directors. The options have an exercise price of $0.35 per share. Such options vested by their terms on that date.

On December 19, 2007, the Reporting Person was granted options to purchase up to 1,000,000 shares of Common Stock by the Company's Board of Directors pursuant to the Plan. The options have an exercise price of $0.35 per share. Such options vested by their terms on that date.

On February 28, 2008, the Reporting Person was granted options to purchase up to 3,300,000 shares of Common Stock by the Company's Board of Directors. The options have an exercise price of $0.54 per share. Such options vested by their terms on that date.


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

Item 4. Purpose of Transaction

The Reporting Person acquired all Reporting Shares directly from the Issuer. His ownership interest in the Issuer was acquired for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in the types of events described in clauses (a) through (j) under
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person owns an aggregate of 5,000,000 shares of common stock, constituting 18% of the issued and outstanding shares of the Issuer's common stock based upon 28,032,687 shares issued and outstanding as of February 28, 2008. The aggregate number of shares and the percentage of ownership of the common stock reported in this Schedule 13D include options to purchase 4,800,000 shares of the Issuer's common stock.

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Reporting Shares.

      (c) The Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) No person other than the Reporting Person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Options

      An option agreement common to all option grants received by the Reporting Person from the Issuer and governing certain terms and conditions relating to the options and their exercise for the underlying common stock is incorporated herein by reference. This summary of the option agreement is qualified in its entirety by reference to the text of Exhibit A hereto.

      Other than as concerns the options granted to him, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

Item 7. Material to be filed as Exhibits

      Option Agreement dated as of October 26, 2007

      Option Agreement dated as of December 19, 2007

      Option Agreement dated as of February 28, 2008


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2008


                                                     /s/ Amiel David
                                                     ---------------------------
                                                     Amiel David


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